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                         July 14, 2022

       Allan Reine
       Chief Financial Officer
       Foghorn Therapeutics Inc.
       500 Technology Square, Suite 700
       Cambridge, MA 02139

                                                        Re: Foghorn
Therapeutics Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-39634

       Dear Mr. Reine:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Allan Reine
FirstName  LastNameAllan
Foghorn Therapeutics Inc. Reine
Comapany
July       NameFoghorn Therapeutics Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits

1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of
         the transition period that allows these omissions. Please amend the filing to provide revised certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
         Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended
         March 31, 2022.
2. We note the certifications provided in Exhibits 32.1 and 32.2 refer to the incorrect period.
         Please file an amendment to your Form 10-K for the year ended December 31, 2021 with corrected Exhibit 32 certifications that includes the entire filing that refer to the proper period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Daniel Gordon, Senior Accountant, at (202) 551-3486 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences